BALCOR REALTY INVESTORS 85-Series III
                       A Real Estate Limited Partnership
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

                                April 10, 1996

Dear Investor:

     As you know, on March 11, 1996, Metropolitan Acquisition VII, L.L.C. ("Metropolitan") announced an unsolicited offer to purchase up to approximately 30% of the outstanding limited partnership interests ("Units") of Balcor Realty Investors 85-Series III A Real Estate Limited Partnership (the "Partnership") at a price of $225 per Unit. In our letter to you dated March 22, 1996, we informed you that we were expressing no opinion and remaining neutral with respect to Metropolitan's offer. While our position with respect to the offer has not changed, we wanted to provide you with certain additional information that may be useful to you in evaluating the offer.

     As you may recall, in our March 22 letter, we informed you that an unaffiliated third party had contacted The Balcor Company to discuss the potential for a sale of substantially all of the remaining properties of the Partnership. While these discussions did not lead to a definitive offer for the sale of all of the Partnership's properties, this third party, Equity Residential Properties Trust ("Equity"), made a non-binding proposal to the Partnership on April 8, 1996 to purchase three of the Partnership's six remaining properties. We are in serious negotiations with Equity and intend to sign a letter of intent with them.

     The proposed, aggregate sales prices of the three properties included in the Equity proposal is $38,955,000. Taking into account closing costs, mortgage indebtedness and prorations, assuming that all of the sales of the Partnership's properties contemplated by the Equity proposal are consummated, and provided that there are no adjustments to the sales prices as contained in the Equity proposal, we estimate that the net proceeds per Unit available for distribution will be approximately $217 (see attachment hereto for computation). Keep in mind that Metropolitan's offer is $225 per Unit and that the Partnership will continue to own three properties if the sales contemplated by the Equity proposal are consummated.

     You should keep in mind, as we advised you in our March 22, 1996 letter, the mid-April, 1996 distribution payable to you in the amount of $7.50 per Unit will be deducted from Metropolitan's offering price for your Units if you elect to tender your Units to Metropolitan.

     Please note that the sale of the properties to Equity is contingent upon many factors, including the negotiation of mutually acceptable sales contracts. Therefore, there can be no assurance that any sales to Equity will ultimately be completed. Even in the event that all of the contemplated sales are consummated, there can be no assurance that the distribution level described above will actually be paid to the limited partners.

     Please note that pursuant to an amendment dated April 8, 1996, Metropolitan has extended their offer and cannot purchase any tendered Units prior to April 12, 1996. If you wish to withdraw any Units tendered to Metropolitan at any time prior to 5:00 p.m., Eastern Standard Time, on April 12, 1996, you may do so by complying with the withdrawal procedures set forth in the Metropolitan offer.

     Your General Partner will continue to act in the manner that it believes to be in the best interests of the Partnership.

                              Very truly yours,

                              /s/Thomas E. Meador

                              Thomas E. Meador
                              Chairman, Balcor Partners - XVIII,
                              the General Partner

                    BALCOR REALTY INVESTORS 85-Series III

                  CALCULATION OF DISTRIBUTABLE PROCEEDS FROM
                      PROPOSED SALE TO EQUITY RESIDENTIAL


                       Proposed        Mortgage      Distributable
Name of Property    Purchase Price(1)   Debt(2)        Proceeds
- ----------------    --------------      ----           --------

Country Ridge       $15,950,000       ($8,803,000)     $7,147,000

Park Place II        12,125,000        (9,004,500)      3,120,500

Lakeville(3)        $10,880,000       ($8,332,200)     $2,547,800
                    -----------       ------------     ----------

      Total         $38,955,000      ($26,139,700)    $12,815,300
                                                      ===========


Number of Limited Partnership Units:                       59,092

      Total Distributable Proceeds per
      Limited Partnership Unit ($12,815,300 / 59,092)     $216.87
                                                          =======


- ---------------------
   (1)Equity Residential will pay mortgage assumption fees (if any) and
related closing costs.  There are no brokerage commissions.   We are assuming
that prorations or other closing costs payable by the Partnership (if any) will come from Partnership working capital.

   (2)Estimated loan balance assuming a June, 1996 closing.

   (3)Represents the 40% ownership position of Balcor Realty Investors 85-Series III in this property.